Exhibit 99.1

3 December 2003

Autonomy Corporation plc

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Purchase of own shares

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Autonomy Corporation plc today announces that on 2 December 2003 it purchased for cancellation 14,550 Ordinary Shares of 1/3p each at an average price of 238.3p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

5 December 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

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Autonomy Corporation plc today announces that on 4 December 2003 it purchased for cancellation 21,700 Ordinary Shares of 1/3p each at an average price of 244.1p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

8 December 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 5 December 2003 it purchased for cancellation 151,676 Ordinary Shares of 1/3p each at an average price of 240.0p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

9 December 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 8 December 2003 it purchased for cancellation 208,431 Ordinary Shares of 1/3p each at an average price of 232.7p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

10 December 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 9 December 2003 it purchased 290,320 Ordinary Shares of 1/3p each at an average price of 234.30p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com

11 December 2003

Autonomy Corporation plc

--------------------------

Purchase of own shares

----------------------

Autonomy Corporation plc today announces that on 10 December 2003 it purchased 1,654 Ordinary Shares of 1/3p each at a price of 236.25p per share.

For further information, please contact:

Autonomy Corporation plc

Financial Dynamics

Ian Black

Edward Bridges

+44 (0) 1223 448000

+44 207 831 3113

ianb@autonomy.com

edward.bridges@fd.com